February 17, 2012

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Mr. Kieran Brown

Re:

Nuveen New York Dividend Advantage Municipal Fund (811-09135); Nuveen New York Dividend Advantage Municipal Fund 2 (811-10253); Nuveen New York Investment Quality Municipal Fund, Inc. (811-06178); Nuveen New York Municipal Value Fund, Inc. (811-05238); Nuveen New York Municipal Value Fund 2 (811-22271); Nuveen New York Performance Plus Municipal Fund, Inc. (811-05931); Nuveen New York Quality Income Municipal Fund, Inc. (811-06424); Nuveen New York Select Quality Municipal Fund, Inc. (811-06295); Nuveen New York Dividend Advantage Municipal Income Fund (811-09473); Nuveen New York Premium Income Municipal Fund, Inc.
(811-06619); Nuveen New York AMT-Free Municipal Income Fund (811-21211); Nuveen Core Equity Alpha Fund (811-22003); Nuveen Real Estate Income Fund (811-10491); Nuveen Diversified Dividend and Income Fund (811-21407); Nuveen Equity Premium and Growth Fund (811-21809); Nuveen Equity Premium Advantage Fund (811-21731); Nuveen Equity Premium Income Fund (811-21619); Nuveen Equity Premium Opportunity Fund (811-21674); Nuveen Quality Preferred Income Fund (811-21082); Nuveen Quality Preferred Income Fund 2 (811-21137); Nuveen Quality Preferred Income Fund 3 (811-21242); Nuveen Tax-Advantaged Total Return Strategy Fund (811-21471); Nuveen Tax-Advantaged Dividend Growth Fund (811-22058); Nuveen Global Government Enhanced Income Fund (811-21893); Nuveen Global Value Opportunities Fund (811-21903); Nuveen Mortgage Opportunity Term Fund (811-22329); Nuveen Mortgage Opportunity Term Fund 2 (811-22374); Nuveen Multi-Currency Short-Term Government Income Fund (811-22018); Nuveen Multi-Strategy Income and Growth Fund (811-21293); Nuveen Multi-Strategy Income and Growth Fund 2 (811-21333); Dow 30SM Premium & Dividend Income Fund Inc. (811-21708); Global Income & Currency Fund Inc. (811-21791); NASDAQ Premium Income & Growth Fund Inc. (811-21983); and Dow 30SM Enhanced Premium & Income Fund Inc. (811-22029) (each, a “Registrant” and together, the “Registrants”)

Securities and Exchange Commission

February 17, 2012

To The Commission:

On behalf of the Registrants this letter is in response to the comments you provided on February 13, 2012 during our telephone conference regarding the preliminary proxy materials filed for each Registrant on February 2, 2012. Any terms not defined herein have the same meanings as given in the preliminary proxy statement.

1. Comment: Please clarify why the Affected Municipal Funds would likely incur further expenses to solicit additional shareholder participation if shareholders do not approve the elimination of the fundamental investment policy and/or do not approve a new investment policy?

Response: The Affected Municipal Funds would likely incur further expenses to solicit additional shareholder participation because, as part of Nuveen’s efforts to ensure that all of its municipal bond closed-end fund policies are uniform, Nuveen may re-solicit shareholders until the proposal is approved if it is determined that further solicitation is reasonable and in the best interest of the shareholders.

2. Comment: In the Notice to Shareholders, please clarify that implementation of the new investment policy for each Affected Municipal Fund is contingent on shareholders approving the elimination of their current investment policy.

Response: The following language has been added in each Registrant’s Notice to Shareholders in response to the staff’s request:

Proposals 2(b)(i) and 2(b)(ii) are contingent on shareholder approval of proposals 2(a)(i) and 2(a)(ii), respectively.

3. Comment: With respect to the Board Nominees/Board Members table on page 10 of each Registrant’s proxy statement, please revise the last column heading to “Other Directorships Held By Board Member During the Past Five Years.”

Response: The heading in the table has been revised accordingly in each Registrant’s proxy statement.

4. Comment: With respect to the proposal relating to the change of fundamental investment policy for each Affected Municipal Fund, please provide additional risk disclosure.

Response: The following disclosure concerning principal risks of the New Fundamental Loan Policy has been added in response to the staff’s request:

Securities and Exchange Commission

February 17, 2012

Loans to issuers in distress; however involve risks. It is possible a Fund could lose its entire investment with an issuer as well as the amount loaned.

Please direct your questions regarding this filing to the undersigned at (312) 609-7732.

Sincerely,

/s/Jennifer M. Goodman